Scorpio Bulkers Inc. Announces Financial Results for the Fourth Quarter of 2015
MONACO-(Marketwired - February 29, 2016) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three months and year ended December 31, 2015.
Results for the three months and years ended December 31, 2015 and 2014
For the three months ended December 31, 2015, the Company’s adjusted net loss was $22.0 million, or $0.80 adjusted loss per diluted share, which excludes a loss on the sale of assets and a write down of assets held for sale totaling $271.3 million and the related write off of deferred financing costs on credit facilities that will no longer be used of $8.7 million, or $10.22 loss per diluted share (see Non-GAAP Financial Measures section below). For the three months ended December 31, 2015, the Company had a GAAP net loss of $302.0 million, or $11.02 loss per diluted share.
For the three months ended December 31, 2014, the Company’s adjusted net loss was $16.5 million or $1.31 adjusted loss per diluted share, which excludes a write down of assets held for sale of $55.5 million, or $4.41 loss per diluted share (see Non-GAAP Financial Measures section below). For the three months ended December 31, 2014, the Company had a GAAP net loss of $72.0 million, or $5.72 loss per diluted share.
For the year ended December 31, 2015, the Company’s adjusted net loss was $71.8 million, or $3.36 adjusted loss per diluted share, which excludes a loss on the sale of assets and a write down of assets held for sale totaling $422.9 million and the related write off of deferred financing costs on credit facilities that will no longer be used of $16.1 million, or $20.50 loss per diluted share (see Non-GAAP Financial Measures section below). For the year ended December 31, 2015, the Company had a GAAP net loss of $510.8 million, or $23.86 loss per diluted share.
For the year ended December 31, 2014, the Company’s adjusted net loss was $61.1 million or $5.33 adjusted loss per diluted share, which excludes a write down on assets held for sale of $55.5 million, or $4.84 loss per share (see Non-GAAP Financial Measures section below). For the year ended December 31, 2014, the Company had a GAAP net loss of $116.6 million, or $10.17 loss per diluted share.
Recent Significant Events
Credit Facility Amendments
During February 2016, the Company reached agreements in principle with its lenders to not make future principal repayments of approximately $67.9 million in exchange for making advance principal repayments of approximately $41.2 million in aggregate under its credit facilities. The remaining principal repayments of approximately $26.7 million will be due upon final maturity of the respective borrowings. For undelivered ships under certain credit facilities, the advance principal repayment amount is calculated on the basis of loan amount available. In regards to timing of the advance principal repayment on such undelivered ships, it is expected to be made at the time of the respective loan drawdown.
During February 2016, the Company reached agreements in principle with all its lenders to permanently reduce the level of the minimum liquidity covenant in all its credit facilities from its current level of the greater of: (i) $50 million or (ii) $850,000 per vessel, to a level of the greater of: (i) $25 million or (ii) $700,000 per vessel. On the basis of the current owned fleet size of 33 vessels, the minimum liquidity requirement will be $25 million as of todays date. Between September 30, 2015 and October 30, 2015, the Company reached agreements to amend each of its loan agreements such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2017, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for calendar year 2017. Prior to these amendments, the interest coverage ratio was applicable beginning with the third quarter of 2015.
See Liquidity and Debt for further updates and details on our credit facilities.
Termination of Time Charter Contracts
On February 22, 2016, the Company agreed to terminate the time charter-in contracts, effective March 19, 2016, of four vessels (one Post-Panamax vessel, one Ultramax vessel, one Supramax vessel and one Handymax vessel) for a one-time payment of $10 million, of which $8 million was paid on February 23, 2016 and $2 million was paid on February 29, 2016. The details of our remaining time chartered-in vessels are described herein.
Delivery Delays and Changes in the Newbuilding Contracts in respect of Certain Vessels Under Construction
In February 2016, the Company agreed in principle with certain shipyards in China to delay the scheduled delivery of the following vessels by approximately six months per vessel:
•SBI Samson, an Ultramax vessel, is now expected to be delivered in Q4 2016 from Q2 2016
•SBI Phoenix, an Ultramax vessel, is now expected to be delivered in Q4 2016 from Q3 2016
•SBI Zumba, a Kamsarmax vessel, is now expected to be delivered in Q3 2016 from Q1 2016
•SBI Parapara, a Kamsarmax vessel, is now expected to be delivered in Q4 2016 from Q1 2016
•SBI Mazurka, a Kamsarmax vessel, is now expected to be delivered in Q4 2016 from Q2 2016
•SBI Macarena, a Kamsarmax vessel, is now expected to be delivered in Q4 2016 from Q2 2016
•SBI Swing, a Kamsarmax vessel, is now expected to be delivered in Q1 2017 from Q3 2016
•SBI Jive, a Kamsarmax vessel, is now expected to be delivered in Q2 2017 from Q3 2016
In February 2016, the Company reached an agreement with a shipyard in China to reduce the price to be paid under the final installments of the construction contracts in respect to two Ultramax bulk carriers to be delivered in Q2 2016 by approximately $0.9 million in aggregate.
Reverse Stock Split
On December 31, 2015, the Company effected a one-for-twelve reverse stock split. The Company's shareholders approved the reverse stock split and change in authorized common shares at the Company's special meeting of shareholders held on December 23, 2015. Pursuant to this reverse stock split, the total number of authorized common shares was reduced to 56.3 million shares and shares outstanding were reduced from approximately 344.2 million shares to approximately 28.7 million shares. The par value was not adjusted as a result of the reverse stock split. All share and per share information contained in this press release has been retroactively adjusted to reflect the reverse stock split.
Summary of Voyages Fixed Thus Far in the First Quarter of 2016
Below is a summary of the voyages fixed thus far in the first quarter of 2016:

•	For the Kamsarmax fleet: approximately $3,209 per day for 78% of the days

•	For the Ultramax fleet: approximately $2,572 per day for 74% of the days
Vessel Sale Program Update
During the three months ended December 31, 2015, we entered into agreements with unaffiliated third parties to sell five Capesize dry bulk vessels and six newbuilding Capesize dry bulk vessels under construction for approximately $394 million. The sale of two of the Capesize dry bulk vessels and one of the newbuilding Capesize dry bulk vessel under construction was completed during the period. The sale of the remaining three Capesize dry bulk vessels and four newbuilding Capesize dry bulk vessels under construction have since been completed and the sale of the remaining newbuilding Capesize dry bulk vessel under construction is expected to be completed before the end of the first quarter of 2016.
Newbuilding Vessels Deliveries
During the fourth quarter of 2015, the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Carioca, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Magnum, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)

•	SBI Conga, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Flamenco, a Kamsarmax vessel, was delivered from Jiangsu Yangzijiang Shipbuilding Co., Ltd.

•	SBI Ursa, an Ultramax vessel, was delivered from Dalian COSCO KHI Ship Engineering Co. Ltd.

•	SBI Cronos, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Thalia, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd.

•	SBI Bolero, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Orion, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd.

•	SBI Maduro, a Capesize vessel, was delivered from Shanghai Waigaoqiao Shipbuilding Co., Ltd. (1)

Between January 1, 2016 and February 25, 2016, the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Sousta, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Behike, a Capesize vessel, was delivered from Daehan Shipbuilding Co., Ltd. (1)

•	SBI Rock, a Kamsarmax vessel, was delivered from Jiangsu Yangzijiang Shipbuilding Co., Ltd.

•	SBI Monterrey, a Capesize vessel, was delivered from Daehan Shipbuilding Co., Ltd. (1)

•	SBI Achilles, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Montecristo, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)

•	SBI Lambada, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Hercules, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

•	SBI Reggae, a Kamsarmax vessel, was delivered from Hudong-Zhonghua (Group) Co., Ltd.

•	SBI Perseus, an Ultramax vessel, was delivered from Chengxi Shipyard Co., Ltd.

•	SBI Aroma, a Capesize vessel, was delivered from Sungdong Shipbuilding & Marine Engineering Co., Ltd. (1)

•	SBI Hermes, an Ultramax vessel, was delivered from Imabari Shipbuilding Co., Ltd.

(1)	Vessel sold subsequent to delivery.
Liquidity and Debt
Fleet Financing Update
The Company has debt financings in place for all of the 49 vessels in its fleet including pending new deliveries.
$12.5 Million Credit Facility
On December 22, 2015, the Company signed a loan agreement for up to $12.5 million (the “$12.5 Million Facility”) which was used to finance a portion of the purchase price of one Ultramax vessel that had been delivered to the Company in 2015. The facility may be drawn in a single tranche of up to $12.5 million, with quarterly payments of one-sixtieth of the advance commencing on the last day of the quarter following the quarter in which the advance was drawn and a balloon payment payable at the maturity date which is December 22, 2020. This facility bears interest at LIBOR plus a margin of 3.00%. This facility is secured by, among other things, a first preferred mortgage on the Ultramax newbuilding vessel and guaranteed by the collateral vessel owning subsidiary. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type. In December 2015, the Company drew down $11.75 million on this facility.
$27.3 Million Credit Facility
On December 22, 2015, the Company signed a loan agreement for up to $27.3 million (the “$27.3 Million Facility”) which was used to finance a portion of the purchase price of two Ultramax vessels that were delivered to the Company during the first quarter of 2016. The facility may be drawn in two tranches of up to 50% of the fair market value of each vessel, with 20 quarterly payments, assuming the full amount of the commitment is drawn, of $213,000 per tranche and a balloon payment of $9.4 million per tranche payable at the maturity date. Each tranche has a maturity of five years from the drawdown date. This facility bears interest at LIBOR plus a margin of 2.95%. This facility is secured by, among other things, a first preferred mortgage on the two Ultramax newbuilding vessels and guaranteed by each of the collateral vessel owning subsidiaries. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type.
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $1.6 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $3.1 million.
$411.3 Million Credit Facility
On December 22, 2015, the Company’s $411.3 Million Credit Facility was reduced by approximately $102.0 million, pursuant to the impending sale of three Capesize vessel contracts. Pursuant to these reductions in the commitment of this credit facility, the Company recorded a write off of approximately $3.3 million during the three months ended December 31, 2015, representing the portion of accumulated deferred financing costs relating to the facilities that are no longer available, and is included in financing costs in its Consolidated Statements of Operations. During 2015, the Company drew down $84.2 million on this facility, the proceeds of which were used to finance a portion of the contract price of three Capesize vessels that had been delivered as of December 31, 2015. As of December 31, 2015, these three Capesize vessels collateralizing the facility had been classified as held for sale. This loan was fully repaid in January 2016 and the vessels were sold. During the three months ended December 31, 2015, unamortized deferred financing costs associated with these borrowings aggregating approximately $3.8 million were written off, with such write off being included in financing costs in its Consolidated Statements of Operations.

$76.5 Million Credit Facility
On October 12, 2015, the Company signed a loan agreement of up to $76.5 million (the “$76.5 Million Facility”) which was to be used to finance a portion of the purchase price of three Capesize vessels delivered during 2015. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for financings of this type. Pursuant to the three vessels collateralizing this facility being classified as held for sale in November 2015, this facility was canceled in December 2015. As a result, the Company recorded a write off of $1.3 million during the three months ended December 31, 2015, representing the accumulated deferred financing costs incurred, which is included in financing costs in its Consolidated Statements of Operations.
$10.9 Million Upsize to the $42 Million Credit Facility
On February 15, 2016, the Company signed an amendment with a leading European financial institution for a $10.875 million upsize to its original $42 million senior secured credit facility. The proceeds of the upsized commitment financed a portion of the purchase price of one Ultramax vessel that was delivered to the Company in Q3 2015 from Imabari Shipbuilding Co. Ltd. On February 17, 2016, the Company drew down $10.3 million on this facility. This facility will mature in September 2021. The terms and conditions of this facility, including covenants, are similar to those in the Company's existing credit facilities and customary for facilities of this type.
In February 2016, the Company reached an agreement with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $3.2 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $6.5 million.
$39.6 Million Credit Facility
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $2.8 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $4.7 million.
$409.0 Million Credit Facility
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $15.6 million (calculated on the basis of loan amounts available for undelivered ships). As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $31.2 million (calculated on the basis of loan amounts available for the undelivered ships).
$330.0 Million Credit Facility
In February 2016, the Company reached an agreement in principle with the lender to not make $13.8 million of the next four quarterly installment payments in exchange for an advance principal repayment of approximately $13.8 million. In addition, the lenders also agreed to extend the availability period of the credit facility to June 30, 2017 (from December 31, 2016) in order to accommodate delivery delays of certain vessels as described above in this press release.
$67.5 Million Credit Facility
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $4.3 million (calculated on the basis of loan amount available for the undelivered ship). As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $8.7 million (calculated on the basis of loan amount available for the undelivered ship).

We made the following drawdowns from our credit facilities during the three months ended December 31, 2015:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$411.3 Million Credit Facility	$27,900	SBI Magnum
2	$409 Million Credit Facility	17,221	SBI Conga
3	$330 Million Credit Facility	15,000	SBI Ursa
4	$67.5 Million Credit Facility	14,833	SBI Electra
5	$409 Million Credit Facility	17,221	SBI Bolero
6	$409 Million Credit Facility	14,988	SBI Thalia
7	$67.5 Million Credit Facility	14,833	SBI Flamenco
8	$330 Million Credit Facility	13,950	SBI Orion
9	$76.5 Million Credit Facility	25,500	SBI Maduro
10	$409 Million Credit Facility	16,072	SBI Sousta
11	$12.5 Million Credit Facility	11,750	SBI Cronos
As of February 25, 2016, the Company had $205.1 million in cash and cash equivalents. As of February 25, 2016, the Company’s outstanding debt balance, and amount available to draw is as follows (dollars in thousands):

	As of December 31, 2015	As of February 25, 2016
Credit facility	Amount outstanding	Amount outstanding	Amount available *
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility	30,754	25,333	—
$409 Million Credit Facility	94,473	114,375	115,800
$330 Million Credit Facility	173,950	201,025	105,000
$42 Million Credit Facility	36,588	44,290	—
$67.5 Million Credit Facility	29,666	41,307	16,350
$411.3 Million Credit Facility	83,261	—	—
$12.5 Million Credit Facility	11,750	11,750	—
$27.3 Million Credit Facility	—	23,250	—
Total	$534,067	$534,955	$237,150

*	Reflects the maximum loan amount available on undrawn vessels.

Newbuilding Program
Our Newbuilding Program consists of contracts for the construction of 49 dry bulk vessels, comprised of 28 Ultramax newbuildings, and 21 Kamsarmax newbuilding. Of this total, through February 25, 2016, we have taken delivery of 14 Kamsarmax and 19 Ultramax vessels. The aggregate construction price for the remaining 16 dry bulk vessels is $466.6 million. Of this amount, $298.6 million remains unpaid as of February 25, 2016 and is scheduled to be paid in installments through the delivery dates of each vessel. The estimated future payment dates, which reflect the agreements in principle described above with certain shipyards in China to delay the scheduled delivery of eight vessels, and amounts are as follows (dollars in millions) (1):

Q1 2016	$6.9	(2)
Q2 2016	80.2
Q3 2016	72.4
Q4 2016	98.3
Q1 2017	19.7
Q2 2017	$21.1
	$298.6

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from February 25, 2016 to March 31, 2016. This excludes $134.1 million paid from January 1 to February 25, 2016.
Vessel Held for Sale
As of February 25, 2016, one Capesize newbuilding vessel contract, with a total construction price of $55.3 million, remains classified as held for sale. Through February 25, 2016, we paid $27.6 million under this contract.  The remaining unpaid amount of $27.7 million is due upon delivery of this vessel, which is expected to occur in March 2016.
From January 1, 2016 through February 25, 2016, we completed the sale of the seven vessels and vessels under construction. $62.6 million of installment payments were made during that period.
Explanation of Components of Financial Results for the three months ended December 31, 2015 and 2014
For the three months ended December 31, 2015 and 2014, the Company recorded net losses of $302.0 million and $72.0 million, respectively.
Time charter equivalent, or TCE revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.
TCE revenue was $21.7 million for the three months ended December 31, 2015, associated with 10 vessels time chartered-in and 30 vessels owned, comprised of ten Kamsarmax vessels, 15 Ultramax vessels and five Capesize vessels, compared to TCE revenue of $17.4 million during the three months ended December 31, 2014, associated with chartering in 22 vessels and two owned Kamsarmax vessels. At December 31, 2015 the five Capesize owned vessels were classified as held for sale. TCE revenue per day was $7,390 and $8,587 for the three months ended December 31, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). The decrease in TCE revenue per day is due to the decline in rates resulting from the weakness in the dry bulk market. The increase in TCE revenue during the three months ended December 31, 2015 compared to the prior year period is primarily attributable to increases in revenue days associated with the increase in vessels.
Voyage expenses for the three months ended December 31, 2015 and 2014 were $0.3 million, respectively. The costs incurred during 2015 are primarily comprised of brokerage commissions on vessels we time charter-out and miscellaneous costs that we are unable to recoup under time charter and pool arrangements. Voyage expenses in 2014 relate primarily to voyage charters for certain vessels we time chartered-in prior to their joining the Scorpio Group Pools.

Vessel operating costs for the three months ended December 31, 2015 were $14.6 million related to 30 vessels owned during the three months ended December 31, 2015. Vessel operating costs for the three months ended December 31, 2014 were $1.2 million related to two Kamsarmax vessels owned during the three months ended December 31, 2014.
Charterhire expense was $10.8 million and $23.7 million for the three months ended December 31, 2015 and 2014, respectively. Such decrease during the three months ended December 31, 2015 compared to the prior year period relates to fewer of vessels time chartered-in during the current year period. See the Company’s Fleet List below for the terms of these agreements.
Depreciation for the three months ended December 31, 2015 was $6.6 million and relates to 30 vessels owned. Depreciation for the three months ended December 31, 2014 was $0.6 million and related to two vessels owned during the three months ended December 31, 2015.
General and administrative expense was $9.6 million and $8.4 million for the three months ended December 31, 2015 and 2014, respectively. Such amounts included $6.1 million and $6.3 million of restricted stock amortization and the balance primarily related to payroll, directors’ fees, professional fees and insurance in both periods.
During the three months ended December 31, 2015 a loss of $271.3 million associated with the sale of 11 Capesize vessels and newbuilding Capesize dry bulk vessels under construction was recorded. Three of these Capesize vessels and newbuilding Capesize dry bulk vessels under construction were sold during the period. The remaining three Capesize vessels and five contracts to construct Capesize vessels were classified as assets held for sale at December 31, 2015. During the three months ended December 31, 2014, a loss of $55.5 million was recorded associated with writing down seven contracts to construct vessels that were classified as held for sale.
During the three months ended December 31, 2015, we recorded a $8.7 million loss associated with writing off a portion of deferred financing costs accumulated on two credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold .
Explanation of Components of Financial Results for the Years ended December 31, 2015 and 2014
For the years ended December 31, 2015 and 2014, the Company recorded a net loss of $510.8 million and $116.6 million, respectively.
TCE revenue was $61.7 million for the year ended December 31, 2015, associated with 20 vessels time chartered-in and 30 vessels owned during the period compared to TCE revenue of $45.3 million during the years ended December 31, 2014, associated with 24 time chartered-in vessels and two owned vessel during the period. TCE revenue per day was $7,173 and $7,931 for the years ended December 31, 2015 and 2014, respectively (see the breakdown of daily TCE averages below). The decrease in TCE revenue per day is due to the weakness in the dry bulk market. The increase in TCE revenue during the year ended December 31, 2015 compared to the prior year period is primarily attributable to the increase in the number of revenue days associated with the increase in vessels.
Voyage expenses for the year ended December 31, 2015 were $0.8 million, compared to $3.7 million for the three months ended December 31, 2014. The costs incurred in 2015 are primarily comprised of brokerage commissions on vessels we time charter-out and miscellaneous costs that we are unable to recoup under time charter and pool arrangements. Voyage expenses in 2014 relate primarily to voyage charters for certain vessels we time chartered-in prior to their joining the Scorpio Group Pools.
Vessel operating costs for the year ended December 31, 2015 was $29.4 million related to 30 vessels owned. Vessel operating costs for the year ended December 31, 2014 were $1.6 million related to two vessels owned for the year ended December 31, 2015.
Charterhire expense was $51.4 million and $73.2 million for the years ended December 31, 2015 and 2014, respectively. This decrease is due to fewer vessels chartered-in during 2015 compared to the prior year. See the Company’s Fleet List below for the terms of these agreements.
Depreciation for the year ended December 31, 2015 was $14.3 million and 30 vessels owned. Depreciation for the year ended December 31, 2014 was $0.7 million relates to two vessels owned for the year ended December 31, 2014.
General and administrative expense was $35.4 million and $31.8 million for the years ended December 31, 2015 and 2014, respectively. Such amounts included $24.6 million and $23.9 million of noncash restricted stock amortization and the balance primarily related to payroll, directors’ fees, professional fees and insurance in both periods.

During the year ended December 31, 2015, we recorded a loss of $422.9 million associated with writing down 24 vessels and construction contracts that we sold or classified as held for sale during the year ended December 31, 2015, as well as incremental write downs of certain construction contracts for vessels that were classified as held for sale at December 31, 2014. During the year ended December 31, 2014 we recorded a loss of $55.5 million associated with writing down seven construction contracts for vessels that were classified as held for sale at December 31, 2014.
In addition, during the year ended December 31, 2015, we recorded financial expense, net of $19.5 million, which consists primarily of a $16.1 million loss associated with writing off a portion of deferred financing costs accumulated on five credit facilities for which the commitments were reduced pursuant to the removal from the facility of certain vessels that have been classified as held for sale. In addition, during 2015, we recorded interest expense of $1.0 million. During the year ended December 31, 2014, we incurred no write offs and all of our interest expense was capitalized.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Dollars in thousands, except per share data)

	Unaudited
	Three months ended December 31, 2015	Three months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2014
Revenue:
Vessel revenue	$22,017	$17,732	$62,521	$48,987
Total vessel revenue	$22,017	$17,732	$62,521	$48,987
Operating expenses:
Voyage expenses	306	309	787	3,727
Vessel operating costs	14,583	1,218	29,372	1,600
Charterhire expense	10,794	23,746	51,389	73,214
Vessel depreciation	6,598	569	14,263	686
General and administrative expenses	9,605	8,376	35,382	31,761
Loss / write down on assets held for sale	271,268	55,487	422,937	55,487
Total operating expenses	313,154	89,705	554,130	166,475
Operating loss	(291,137)	(71,973)	(491,609)	(117,488)
Other (expense) income:
Interest income	77	130	356	1,052
Foreign exchange (loss) gain	(18)	43	(12)	43
Financial expense, net	(10,958)	(198)	(19,524)	(172)
Total other (expense) income	(10,899)	(25)	(19,180)	923
Net loss	$(302,036)	$(71,998)	$(510,789)	$(116,565)

Loss per common share- basic and diluted (1)	$(11.02)	$(5.72)	$(23.86)	$(10.17)
Weighted-average shares outstanding- basic and diluted (1)	27,399,103	12,593,330	21,410,177	11,466,072

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three months and years ended December 31, 2015 and 2014, as the impact would be anti-dilutive since the company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands, except per share data)

	As of December 31,
	2015	2014
Current assets
Cash and cash equivalents	$200,300	$272,673
Due from related party	—	42,373
Prepaid expenses and other current assets	19,444	3,872
Assets held for sale	172,888	43,781
Total current assets	392,632	362,699
Non-current assets
Vessels, net	764,454	66,633
Vessels under construction	288,282	866,844
Deferred financing costs, net	12,807	3,181
Other assets	27,261	24,848
Total non-current assets	1,092,804	961,506
Total assets	$1,485,436	$1,324,205

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$110,226	$3,300
Accounts payable and accrued expenses	16,838	17,042
Total current liabilities	127,064	20,342
Non-current liabilities
Bank loans	350,216	30,250
Senior Notes	73,625	73,625
Total non-current liabilities	423,841	103,875
Total liabilities	550,905	124,217
Shareholders’ equity
Common stock, $0.01 par value per share; authorized 56,250,000 shares; issued and outstanding 28,686,561and 15,024,974 shares as of December 31, 2015 and December 31, 2014, respectively	287	1,803
Paid-in capital	1,567,905	1,321,057
Accumulated deficit	(633,661)	(122,872)
Total shareholders’ equity	934,531	1,199,988
Total liabilities and shareholders’ equity	$1,485,436	$1,324,205

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows
(Dollars in thousands)

	For the years ended December 31,
	2015	2014
Operating activities
Net loss	$(510,789)	$(116,565)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	24,599	23,869
Vessel depreciation	14,263	686
Amortization of deferred financing costs	1,988	150
Write off of deferred financing costs	16,085	—
Loss / write down on assets held for sale	422,937	55,487
Changes in operating assets and liabilities:
Increase in prepaid expenses and other current assets	(9,597)	(18,981)
Increase in accounts payable and accrued expenses	5,372	5,014
Net cash used in operating activities	(35,142)	(50,340)
Investing activities
Security deposit refunded (paid) on assets held for sale	31,277	(31,277)
Proceed from sale of assets held for sale	281,050	—
Payments on assets held for sale	(92,433)	—
Payments for vessels and vessels under construction	(875,970)	(651,505)
Net cash used in investing activities	(656,076)	(682,782)
Financing activities
Proceeds from issuance of common stock	217,997	187,615
Proceeds from issuance of long-term debt	489,561	33,550
Proceeds from Senior Notes offering	—	73,625
Repayments of long-term debt	(62,669)	—
Debt issue costs paid	(26,044)	(22,891)
Net cash provided by financing activities	618,845	271,899
Decrease in cash and cash equivalents	(72,373)	(461,223)
Cash at cash equivalents, beginning of period	272,673	733,896
Cash and cash equivalents, end of period	$200,300	$272,673

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in thousands)

	Three months ended December 31, 2015	Three months ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2014
Time charter equivalent revenue (1):
Vessel revenue	$22,017	$17,732	$62,521	$48,987
Voyage expenses	306	309	787	3,727
Time charter equivalent revenue	$21,711	$17,423	$61,734	$45,260
Time charter equivalent revenue attributable to:
Kamsarmax	$7,304	$13,631	$26,381	$35,117
Ultramax	10,426	3,792	26,595	10,143
Capesize	3,981	—	8,758	—
	$21,711	$17,423	$61,734	$45,260
Revenue days:
Kamsarmax	1,100	1,570	3,961	4,527
Ultramax	1,526	459	3,889	1,180
Capesize	312	—	757	—
Combined	2,938	2,029	8,607	5,707
TCE per revenue day (1):
Kamsarmax	$6,640	$8,682	$6,660	$7,757
Ultramax	$6,832	$8,261	$6,839	$8,599
Capesize	$12,760	$—	$11,569	$—
Combined	$7,390	$8,587	$7,173	$7,931

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of February 25, 2016

Owned vessels delivered from shipyards

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
Total Kamsarmax		1,152,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
Total Ultramax		1,177,000
Total Owned Vessels DWT		2,329,000

Vessels under construction

Kamsarmax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1093 - TBN SBI Twist	Q2-16	82,000	Yangzijiang
2	Hull S1726A - TBN SBI Zumba	Q3-16	82,000	Hudong
3	Hull S1231 - TBN SBI Macarena	Q4-16	82,000	Hudong
4	Hull S1735A - TBN SBI Parapara	Q4-16	82,000	Hudong
5	Hull S1736A - TBN SBI Mazurka	Q4-16	82,000	Hudong
6	Hull S1232 - TBN SBI Swing	Q1-17	82,000	Hudong
7	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong
	Kamsarmax NB DWT		574,000

Ultramax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1907 - TBN SBI Hera	Q2-16	60,200	Mitsui
2	Hull 1906 - TBN SBI Zeus	Q2-16	60,200	Mitsui
3	Hull 1911 - TBN SBI Poseidon	Q3-16	60,200	Mitsui
4	Hull 1912 - TBN SBI Apollo	Q3-16	60,200	Mitsui
5	Hull NE194 - TBN SBI Hyperion	Q2-16	61,000	Nacks
6	Hull NE195 - TBN SBI Tethys	Q2-16	61,000	Nacks
7	Hull CX0655 - TBN SBI Samson	Q4-16	64,000	Chengxi
8	Hull CX0613 - TBN SBI Phoebe	Q3-16	64,000	Chengxi
9	Hull CX0656 - TBN SBI Phoenix	Q4-16	64,000	Chengxi
	Ultramax NB DWT		554,800
	Total Newbuild DWT		1,128,800
Vessels Held for Sale

	Vessel Name	Expected Delivery (1)	DWT	Owned / Shipyard
1	Hull S1214 - TBN SBI Cohiba	Q1-16	180,000	Sungdong Shipbuilding & Marine Engineering Co., Ltd.
			180,000
As used in this earnings release “Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd., “Nacks” refers to Nantong COSCO KHI Ship Engineering Co., and “Yangzijiang” refers to Jiangsu Yangzijiang Shipbuilding Co. Ltd.

(1)	Expected delivery date relates to the quarter during which each vessel is currently expected to be delivered from the shipyard.

Time chartered-in vessels
In the first quarter of 2016, we have agreed with the charterers to terminate four time chartered-in contracts for a one-time payment of $10 million. The termination is effective March 19, 2016, and the vessels will be returned on such date. These four vessels are not reflected in the table below. The Company has time chartered-in three dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(2)
Supramax	2008	58,000	China	$12,250	12-Jun-16	(3)
Total TC DWT		217,500

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(2)	This vessel has been time chartered-in for 32 to 38 months at the Company’s option at $14,000 per day. The vessel was delivered on May 3, 2014.

(3)
This vessel has been time chartered-in for 21 to 25 months at the Company’s option at $12,250 per day. The Company has the option to extend this time charter for one year at $13,000 per day. The vessel was delivered on September 13, 2014.

Conference Call Details:
Monday, February 29, 2016 at 8:00 AM, Eastern Standard Time and 2:00 PM Central European Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (888) 599-4880 (U.S.) or 1 (913)-981-5544 (International). The conference participant passcode is 9944837. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
Webcast URL: https://www.webcaster4.com/Webcast/Page/608/13479
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 33 vessels, consisting of 14 Kamsarmax vessels and 19 Ultramax vessels. The Company also time charters-in three dry bulk vessels (consisting of one Supramax, one Panamax and one Kamsarmax vessels) and has contracted for 16 dry bulk vessels consisting of seven Kamsarmax and nine Ultramax), from shipyards in Japan and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.5 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
This press release describes adjusted net loss and related per share amounts, which is not a measure prepared in accordance with GAAP. We believe the non-GAAP financial measure presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
Adjusted net loss
In thousands, except per share data

	For the three months ended December 31,
	2015		2014
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(302,026)	$(11.02)	$(71,998)	$(5.72)
Adjustments:
Loss / write down on assets held for sale	271,258	9.90	55,487	4.41
Write down of deferred financing cost	8,748	0.32	—	—
Total adjustments	280,006	10.22	55,487	4.41
Adjusted net loss	$(22,020)	$(0.80)	$(16,511)	$(1.31)

	For the years ended December 31,
	2015		2014
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(510,789)	$(23.86)	$(116,565)	$(10.17)
Adjustments:
Loss / write down on assets held for sale	422,937	19.75	55,487	4.84
Write down of deferred financing cost	16,085	0.75	—	—
Total adjustments	439,022	20.50	55,487	4.84
Adjusted net loss	$(71,767)	$(3.36)	$(61,078)	$(5.33)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)